

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
Lindsay A. Rosenwald, M.D.
Chief Executive Officer
CB Pharma Acquisition Corp.
24 New England Executive Park, Suite 105
Burlington, MA 01803

> **Re: CB Pharma Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-199558**

Dear Dr. Rosenwald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 8. Your disclosure on pages 1 and 9 of your prospectus appears to indicate that all shares would be included in the denominator when dividing the trust into a *pro rata* amount, but your disclosure on pages 10 and 46 appears to indicate that only public shares would be included in the denominator. Please clearly and consistently disclose throughout your prospectus the number of shares by which the amount in the trust will be divided for the *pro rata* calculations.

The Offering, page 5

2.   We note your response to prior comment 3. The contingency in paragraph 4.2.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. It is

unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, please note that the inclusion of an overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

Automatic Liquidation, page 47

3.   Your response to prior comment 9 indicates you have revised the agreement filed as exhibit 1.1 to include a waiver on behalf of the underwriters; however, it does not appear that the agreement you filed contains that revision. Also, it is unclear how you addressed the part of the comment that applies to the indemnification of Graubard Miller per exhibits 10.7 and 10.8. Please advise.

Redeemable Warrants, page 66

4.   From response 13 in your letter to us dated November 26, 2014 and response 15 in your letter to us dated November 12, 2014, it appears that the warrant agent would be prohibited from effecting exercise only if the warrant is held in the name of the holder that elected to be subject to the ownership limitation; therefore, the warrant holder could acquire indirect beneficial ownership of the underlying shares despite the ownership limitation simply by transferring the warrant into the name of an affiliate. If the beneficial ownership limitation could be avoided by such a transfer, it continues to appear that the limitation clause in the warrant agreement may not have any effect on the holder's beneficial ownership for purposes of Section 13(d) of the Exchange Act, and you should revise your disclosure about the ownership limitation to make this clear.

Exhibit 5.1 – Opinion of Maples and Calder

5.   We note your response to prior comment 26. If counsel relied on the director's certificate only for questions of fact, please file a revised opinion to clarify.

6.   Please expand your response to prior comment 27 to clarify why the assumption in clause 2.10 is necessary and appropriate. It remains unclear whether counsel is assuming away the relevant issue or a material fact underlying its opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David Alan Miller, Esq.
Graubard Miller